GE Funds:  Response to Sub-Item 77I


Effective September 18, 1999, the following changes were made to certain classes of the separate series constituting GE Funds:

For GE Value Equity Fund, GE Mid-Cap Growth Fund, GE Tax-
Exempt
Fund and GE Government Securities Fund, Class C shares were combined into Class A shares and the Rule 12b-1 fee for Class A shares was reduced from 50 basis points to 25 basis points. For each of the remaining series of
GE Funds, Class A shares were combined into Class C shares, immediately after which Class C shares were re-designated Class A shares.

For each of the series or GE Funds, New Class C shares were established, each with a 100 basis point Rule 12b-1 fee and a 100 basis point CDSC for redemptions occurring within the first year from purchase.

For each of the series of GE Funds, Class D shares were re-designated Class Y shares, giving them an industry standard name based upon their target investor and fee structure.